UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   July, 2012

Commission File Number000-51747

VioSolar Inc.
 (Translation of registrant’s name into English)

Kolokotroni 2A, 17563 Paleo Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F ☑                                Form 40F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.   Yes ☐  No ☑

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Viosolar Inc. (the “Company”) wishes to report the Reverse Split of the Company’s Issued and Outstanding Shares to take effect on July 16, 2012.

On February 27, 2012, the Board of Directors approved a reverse split of the issued and outstanding common stock of the Company on the basis of one share for each one hundred shares currently held.  The action was amended to amend the record date on March 23, 2012 and again June 12, 2012 to set the record date as June 25, 2012 and the effective date as June 27, 2012, subject to FINRA approval.

On February 27, 2012, the Board of Directors authorized the Company to implement a reverse stock split (the “Reverse Split”) of the Company’s issued and outstanding shares of Common Stock at a ratio of 1:100 and to file all required documents to the requisite regulatory authorities to implement the Reverse Split. The action was amended to amend the record date on March 23, 2012 and again June 12, 2012 which the record date was set as June 25, 2012 and the effective date as June 27, 2012, subject to FINRA approval.

The action is to be undertaken pursuant to the Alberta Business Corporations Act and our articles and bylaws requirements in regard to the splitting of the shares. There is no requirement to file  a charter amendment, the pertinent law is found in the Alberta Government Business Corporations Act, Chapter B-9, Part 27.1:

Splitting of shares
27.1(1) Where the only issued shares of a corporation are of one class, the directors may authorize the splitting of the shares by resolution.

As the Company only has one class of shares issued a board resolution is the sole requirement  per 27.1(1) of the Alberta Business Corporations Act, which we have detailed above.

The Company is only required to notify the Shareholders within 60 days of the effective date of the split.  The Company fully intends to comply with this requirement within the timeframe required under 27.1(3) of the Alberta Business Corporations Act.

FINRA received the necessary documentation to announce the 1-1,00 reverse split. This corporate action will take effect at the open of business July 16, 2012. The symbol on this date will was VIOSD. Please note the “D” will drop off 20 business days after the effective date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIOSOLAR, INC.
(REGISTRANT)

Date: July 13, 2012	By:	/s/ Rick Walchuk
Name: Rick Walchuk
Title: President and Chief Executive Officer